BioPharma Manufacturing Solutions Inc.

1443 Merion Way #51G

Seal Beach, CA 90740

Email: griccio@gmrengineering.com

Telephone: 562/244-9785	Fax: 562/493-0743

November 13, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Asia Timmons-Pierce, Staff Attorney

Washington, D.C. 20549

RE:	BioPharma Manufacturing Solutions, Inc.

Registration Statement on Form S-1/A
File No. 333-184494

Form 8-K/A
File No. 000-54423

Dear Ms. Timmons-Pierce:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Forms 8-K/A and S-1/A (most recently filed in February 2013) for BioPharma Manufacturing Solutions, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the combined comment letter dated February 21, 2013 (the “Comment Letter”) in response to the filings of the Form S-1 and Form 8-K that were originally filed in October 2012 and subsequently amended in February 2013. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A. We have also made corresponding revisions to the Form 8-K/A in order to make appropriate conforming revisions otherwise being made to the Form S-1/A.

Registration Statement on Form S-1

General

1. Please update your financial statements and financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

Response: The updated financial statements and financial information are included throughout the filing in accordance with Rule 8-08 of Regulation S-X.

2. As we previously noted comment 20 in our letter dated November 13, 2012, the presentation of statements of revenue and direct expenses for BPECS in lieu of the financial statements required by Rule 8-04 of Regulation S-X is an accommodation that must be requested by the Company and granted by CF-OCA. Given that this request should have been made prior to the filing of the Form S-1, we have deferred our review of prior accounting comments 20 and 25 through 27. Please ensure that you address the following items in any waiver request:

•	As indicated on page four of the filing, prior to the acquisition of BPECS, clearly address the fact that prior to its acquisition of BPECS, the Company had no ongoing business or operations and was established for the purpose of completing a business combination with a target company, such as BPECS;

•	Fully address the nature of BPECS’s operations, including the fact that, as indicated on page 16, BPECS has only one significant customer relationship;

•	Fully address the nature of assets acquired from BPECS, including those listed on page 21, and clarify whether you assumed any liabilities from BPECS; and

•	Fully address each bullet set forth in prior comment 20.

R esponse: This accounting matter has been discussed over the past several months through correspondence and conference calls with the Staff. We are including as part of the filing of the Forms S-1/A and 8-K/A the updated carve-out financial statements of BPECS.

In a letter of comment to the Company from Staff at the Office of the Chief Accountant, dated July 11, 2013, in response to our accommodation request dated June 27th, it was noted by Staff that “Your letter includes draft carve-out financial statements of BPECS for the period from January 1, 2012 through October 10, 2012 and for the year ended December 31, 2011. We will not object to omission of audited financial statements of BPECS for 2010 in reliance on Rule 3-06 of Regulation S-X. The carve-out balance sheet should include all assets and liabilities of the BPECS business regardless of whether they were acquired or assumed by the Company (for example, accounts receivable from customers, accounts payab1e and accrued liabilities). The carve-out statements of operations should include not only direct expenses of the BPCES business, but also an allocation of all other expenses of GMR pursuant to SAB Topic 1.B (for example, payroll taxes, employee benefits, corporate overhead, depreciation and interest expense). Pdf copies of both the Company’s accommodation request and OCA letter of comment shall be sent to Staff for their review via email.

In subsequent communication with Staff via emails and conference call regarding the requirement for full audited carve-out financial statements of BPECs in the periods noted, the Company was made aware by Staff of the importance of addressing, specifically, SAB Topic 1.B (Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity), Questions# 1-4. The Company is including as part of the filing of the Forms S-1/A and 8-K/A the updated carve-out financial statements of BPECS and respective financial notes which we feel addresses the questions asked in SAB Topic 1.B.

2

However, being aware of the importance of SAB Topic 1.B as it relates to BPECS, the Company would also like to address each question specifically here.

Notes Regarding Staff Accounting Bulletin (SAB) Topic 1.B.1 Questions 1 - 4

B. Allocation of Expenses and Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity

1. Costs reflected in historical financial statements

Question 1: Should the subsidiary’s historical income statements reflect all of the expenses that the parent incurred on its behalf?

Interpretive Response: In general, the staff believes that the historical income statements of a registrant should reflect all of its costs of doing business. Therefore, in specific situations, the staff has required the subsidiary to revise its financial statements to include certain expenses incurred by the parent on its behalf. Examples of such expenses may include, but are not necessarily limited to, the following (income taxes and interest are discussed separately below):

Company Response: As part of the carve-out allocation, BioPharmaceutical Process Engineering and Consulting Services (BPECS) has been allocated general and administrative expenses from GMR Engineering, Inc. based on a historical percentage of revenues. Management believes that this method to allocate expenses is reasonable. General and administrative expenses mainly consist of office expenses, out-of-pocket traveling expenses, accounting and consulting fees and insurance. An explanation of these expenses, or the absence of certain expenses in the financials, regarding the relationship of GMR Engineering to BPECS is as follows:

1.	Officer and Employee Salaries

Salaries are accrued and expensed in the period in which the associated services are rendered by employees and contractors to the business. Salaries include payroll taxes including both the employee and employer portion.

GMR Engineering operates as a lean organization with minimum staffing and would, as required by work volume, hire engineering subcontractors as needed to complete BPECS engineering projects. GMR Engineering had one (1) officer and one (1) full-time employee. BPECS salary expenses and subcontractor expenses are reflected in the BPECS financials.

2.	Rent or Depreciation

As an engineering services provider for pharmaceutical and biotech drug manufacturing companies, clients typically provide a work area and access to their office equipment for BPECS workers at the client’s facilities or offices. Some additional work, usually of a clerical nature (invoicing, filing, paying bills) has occasionally been performed in a home office. GMR Engineering, with BPECS as part of it, has used a home office since its inception in 1996. However, no rent has ever been paid, nor any depreciation claimed by GMR for use of the home office.

3

3.	Advertising

All of GMR’s work has been obtained through personal industry and professional organization (e.g. ISPE - International Society of Pharmaceutical Engineering and PDA – Parental Drug Association) contacts or by referrals received after successfully performing work for clients. Retaining an on-going working relationship with existing clients by providing successful on-time, on-budget biopharmaceutical processes has led to being awarded future projects with the same, concentrated client base. As such, GMR, to date, has not used paid advertising to secure clients or service contracts.

4.	Accounting and Legal Services

The Company paid for accounting services as needed for its yearly Subchapter S corporation tax filing. Legal services were used only once to set up the corporation in June 1996.

5.	Other Selling, General and Administrative expense

Expense related to normal operation of the business (telephone, cellular phone, vehicle gas and insurance, liability insurance, electric bill, etc.) have been allocated in the financial statements.

Certain Expenses related to being an engineering services provider such as third-party software licenses (e.g. General Electric Solutions Provider Program) are calendar year licenses and are expensed in the year in which the licenses are granted. Accruals for yearly license fees prepaid in advance by GMR on behalf of BPECS for the period of the year remaining after the acquisition in October 2012 have been accounted for in the financials.

6.	Accounts Receivables and Accounts Payable

Accounts Receivables:

BPECS was allocated revenues based on its direct contracts obtained under GMR. At the time of acquisition of BPECS by BioPharma, there were no BPECS services contracts, accounts receivables or revenues transferred from GMR to BioPharma.

While preparing BPECS for transfer from GMR to BioPharma, sales efforts on the part of BioPharma were being performed in parallel, which successfully resulted in BioPharma obtaining its first, independent service contract from one of BPECS existing clients. This contract for engineering services was obtained by BioPharma for work to be performed and completed by 4th Quarter 2012. This work subsequently provided BioPharma its first revenues and moved it out of “development stage” status.

4

BioPharma having received its first independent contract, attention was then focused on winding down BPECS as part of GMR Engineering (getting it ready to perform on BioPharma’s first contract which would coincide with the acquisition of BPECS) along with stepping up personal marketing efforts by BioPharma to obtain more independent engineering service contracts on behalf of BioPharma. At the time of the acquisition of BPECS by BioPharma, all BPECS engineering services contracts had already been completed and all revenues for this work had been received by GMR. Therefore, no account receivables, revenues or services contracts were transferred or assigned by GMR to BioPharma upon transfer of BPECS to BioPharma.

Although marketing efforts for BioPharma were started as early as 3rd Quarter of 2012, the lead-time for engineering projects including initial sales contact and introducing BioPharma to clients, client’s in-house approval of project and commitment of capital, BioPharma’s qualifying to bid on client projects, engineering process conceptual and final designs, the bidding process and award of contract, often vary from 60 days to 12 months. And revenues on many of these projects will not be realized until subsequent certain project milestones are met (approved engineering design, installation complete, etc.) and invoices for this work are approved for payment. Also, many of these engineering projects are performed on existing, operating facilities and project implementation schedules are often modified by the clients to meet their particular manufacturing schedules.

As a result of the above sales efforts, BioPharma with its acquisition and integration of BPECS was awarded its second service contract in May 2013 with a third and fourth contract awarded in June 2013.

Accounts payables:

BPECS has been allocated its portion of expenses pertaining to software licensing, GMR’s use of its line of credit for BPECS expenses and accrued liabilities. The BPECS division does not utilize material amounts of equipment as GMR was simply the principal owner handling the day to day operations so no equipment was transferred to BPECS. The largest expense in an engineering services business such as BPECS is direct and subcontractor labor. GMR Engineering, Inc. is a non-taxable entity therefore no accrued or income tax expenses were allocated to BPECS. Salaries, consultant expenses and general overhead and expenses (which includes advertising, accounting, legal and other selling, general and administrative expenses) were allocated based on a statistical, historical business data basis.

Question 2: How should the amount of expenses incurred on the subsidiary’s behalf by its parent be determined, and what disclosure is required in the financial statements?

Interpretive Response: The staff expects any expenses clearly applicable to the subsidiary to be reflected in its income statements. However, the staff understands that in some situations a reasonable method of allocating common expenses to the subsidiary (e.g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable. In these situations, the staff has required an explanation of the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable.

5

In addition, since agreements with related parties are by definition not at arms’-length and may be changed at any time, the staff has required footnote disclosure, when practicable, of management’s estimate of what the expenses (other than income taxes and interest discussed separately below) would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity. The disclosure has been presented for each year for which an income statement was required when such basis produced materially different results.

Company Response: The allocation of expenses incurred on BPECS behalf by its parent, GMR, has been determined and allocated on a statistical, historical business data basis.

As an engineering services provider, BPECS provides engineering expertise related to the design and operation of Biopharmaceutical manufacturing processes and equipment. For BPECS, typical overhead and related expenses for this component of GMR, include officer and employee salaries, minimal equipment expense (i.e. notebook computer), monies paid to subcontractors, yearly license fees, liability insurance, cell/telephone expenses, gas and electric expenses allocated based on the business history of GMR’s 16 year track record.

Question 3: What are the staff’s views with respect to the accounting for and disclosure of the subsidiary’s income tax expense?

Interpretive Response: Recently, a number of parent companies have sold interests in subsidiaries, but have retained sufficient ownership interests to permit continued inclusion of the subsidiaries in their consolidated tax returns. The staff believes that it is material to investors to know what the effect on income would have been if the registrant had not been eligible to be included in a consolidated income tax return with its parent. Some of these subsidiaries have calculated their tax provision on the separate return basis, which the staff believes is the preferable method. Others, however, have used different allocation methods. When the historical income statements in the filing do not reflect the tax provision on the separate return basis, the staff has required a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis.1

Company Response: GMR Engineering is taxed as an S- Corporation under the provisions of federal and state tax codes. Under federal laws, taxes based on income of an S- Corporation are payable by the shareholders individually. Accordingly, no provision for federal income taxes has been made in the accompanying carve-out financial statements.

GMR Engineering has not retained any ownership in BPECS. As such, taxes for GMR Engineering are filed separately and GMR Engineering will not have any impact on income generated by BPECS as part of BioPharma. Income generated by BPECS as part of BioPharma will be reported in BioPharma’s tax returns.

6

Question 4: Should the historical income statements reflect a charge for interest on intercompany debt if no such charge had been previously provided?

Interpretive Response: The staff generally believes that financial statements are more useful to investors if they reflect all costs of doing business, including interest costs. Because of the inherent difficulty in distinguishing the elements of a subsidiary’s capital structure, the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books. In any case, financing arrangements with the parent must be discussed in a note to the financial statements. In this connection, the staff has taken the position that, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts has taken the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets.

Company Response: GMR Engineering maintained a line of credit to finance its business. GMR Engineering has allocated approximately 20% of the total line of credit balance to BPECs which is its relative usage of the line of credit as BPECs is a service business. The line of credit is personally guaranteed by the owner of GMR Engineering and GMR Engineering has a maximum available balance of $130,000 with an annual interest rate of 8.75%. Typical charges include supplier related items (e.g. paying a yearly software license by credit card, purchasing a notebook computer, computer software or computer related accessories).

Government regulation could negatively impact the business, page 8

3. We note your response to comments 5 and 13 of our letter dated November 13, 2012 that in the future the FDA could potentially have a significant impact on the business of the Company. Please disclose when you anticipate the company will become subject to FDA regulations and disclose how FDA regulations may impact your business.

Response: We have added disclosure in the section “The Business – Governmental Regulation” to further discuss FDA regulations and how FDA regulations may impact the business of the Company. We have also added additional disclosure in the section “Government regulation could negatively impact the business” in both the Form S-1/A and Form 8-K/A to include certain risk factors associated with complying with FDA regulations.

The Business, page 14

4. We note your response to comment 14 of our letter dated November 13, 2012. Please disclose the sources referred to in your response letter in the appropriate sections of your Form S-1. Also, please provide us with a copy the Pharmaceuticals and Biotech Industry Global Report cited in your response.

7

Response: We have added disclosure of these sources referenced in the earlier response letter into section of the Form S-1.

The IMAP Pharmaceuticals and Biotech Industry Global Report can be accessed directly at the following web link:

http://www.imap.com/imap/media/resources/IMAP_PharmaReport_8_272B8752E0FB3.pdf

Per your request, we are also sending a pdf copy of the IMAP Pharmaceuticals and Biotech Industry Global Report to Staff for your reference via email.

Recent Sales of Unregistered Securities, page 34

5. We note your response to comment 29 of our letter dated November 13, 2012. We also note your filing of a Form D on February 1, 2013, which appears to be more than one year late. Please explain how you complied with Regulation D. Please also consider including a risk factor related to consequences of untimely filing of your Form D. We note that your Form D indicates there were 44 investors and a total offering amount of $400,700, however page 34 of your Form S-1 lists more than 44 investors and has a total offering amount of $416,100. Please explain.

Response: : The Company has complied with the substance of Regulation D, since the Company’s private offering meets the requirements of Rule 506 (as a safe harbor encapsulating the exemption from registration under section 5 of the Securities Act of 1933, as amended). We believe the actual substance of Rule 506 has been met, and there is not likely to be consequences of a material nature from the Company’s late filing of the Form D. The failure to file a Form D (or the untimely filing thereof) does not seem to measurably impact the availability of the securities exemption under Rule 506 of Regulation D, since the Form D is simply a basic notification filing (please see Item 257.07 at the following link on the web page of the Commission: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm). Nonetheless, we have added disclosure in the section “Risk Factors—The Company did not timely file a Form D” in both the Form S-1/A and Form 8-K/A to disclose certain risk factors associated with the Company’s untimely filing of the Form D.

With regard to the total offering amount and discrepancies stated, please note that the amounts stated on the Form D were listed in error, and accordingly the amount of $400,700 is in error. The clerical error has been corrected, and the correct amount of $395,900 has been reflected in a revised Form D being filed herewith. Please note that three of the investors were redeemed in full during the offering, and they should not be counted as part of the investors listed in the Form D. Hence, only 42 investors actually invested in the offering rather than the 45 investors shown. These clerical errors have been corrected in the revised Form D.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 8-K and S-1 filed herewith together address the recent comments in the Comment Letter.

We trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

8

If you have any questions or concerns, please do not hesitate to contact the undersigned at (562) 244-9785. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to griccio@gmrengineering.com.

Sincerely,

/s/ Gary Riccio

President and CEO
BioPharma Manufacturing Solutions Inc.

9